Exhibit 99.3

Press Release

Sanofi and Innate Pharma expand collaboration for natural killer cell therapeutics in oncology

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Sanofi gains exclusive license to Innate’s B7H3 ANKETTM program and options for two additional targets; Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization

Paris, December 19, 2022 Sanofi (NASDAQ: SNY) and Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) announced today an expansion of their collaboration, with Sanofi licensing a natural killer (NK) cell engager program targeting B7H3 from Innate’s ANKETTM (Antibody-based NK Cell Engager Therapeutics) platform. Sanofi will also have the option to add up to two additional ANKETTM targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization. Innate and Sanofi signed a first NK cell engagers collaboration in 2016 for the generation and evaluation of up to two bispecific NK cell engagers, which are currently being evaluated by Sanofi’s R&D team, with one of these molecules already in clinical studies.

Valeria Fantin, Ph.D.

Global Head of Oncology Research at Sanofi

“At Sanofi, we are exploring the potential of NK cells for cancer immunotherapy, a key pillar for our oncology strategy. Our relationship with Innate aligns with our commitment to work with promising French companies and supports our ambition to develop a diverse portfolio of next-generation NK cell engagers, highly synergistic with Sanofi’s allogeneic NK cell platform, engineered lymphokines that stimulate NK cells, and growing Immuno-oncology pipeline. As a leading global company with roots in France, we are proud to collaborate to support the French healthcare ecosystem. ”

Yannis Morel, Ph.D.

Executive Vice President, Product portfolio strategy & Business development at Innate Pharma

“Building on the success of our existing collaboration on hematologic targets, we are pleased to expand and strengthen our partnership with Sanofi on NK Cell Engagers with the addition of up to three new programs, including in solid tumors. Sanofi’s investment in Innate further validate the value of our ANKETTM platform and its potential to address multiple tumor types. By incorporating various tumor antigen binders, NK Cell Engagers are a versatile technology that may provide new options for patients and offer clinical benefit across multiple cancers, whilst also maintaining a good safety profile. This agreement also highlights Innate’s strategy to build a broad portfolio of ANKET programs addressing different types of cancer.”

Under the terms of the new license agreement, Innate will receive €25m upfront payment and up to €1.35bn total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales. Closing of the transaction is subject to HSR approval.

About 2016 Sanofi/Innate research collaboration and licensing agreement

In 2016, Sanofi and Innate entered into a research collaboration and licensing agreement for the generation and evaluation of up to two bispecific NK cell engagers, using technology from Innate Pharma and Sanofi’s proprietary bispecific antibody format as well as tumor targets.

A Phase 1/2 clinical trial by Sanofi is ongoing, evaluating IPH6101/SAR’579 (SAR443579), the first NKp46/CD16-based CD123-targeted ANKETTM NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high-risk myelodysplastic syndrome (HR-MDS).

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In the summer 2022, Sanofi had made the decision to progress IPH6401/SAR’514 (SAR445514) into investigational new drug (IND)-enabling studies. IPH6401/SAR’514 is a BCMA-targeting NK cell engager using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKETTM proprietary platform.

Under the terms of the original license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales. To date, €13m milestone payments to Innate have been announced.

About Sanofi’s approach to NK therapies in oncology

At Sanofi, we are exploring the intrinsic abilities of Natural Killer cells to create new immunotherapies for patients with cancer. Natural Killer cell-based therapies are a key pillar within Sanofi’s Oncology strategy. By activating the innate power of NK cells, Sanofi is advancing a diverse and complementary range of NK-based therapeutics to transform immune biology. The breadth of our modalities and unique strength to innovate end-to-end maximizes the therapeutic possibilities for more people with cancer.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across some 100 countries, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of Natural Killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Sanofi

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Chrystel Baude | + 33 6 70 98 70 59 | chrystel.baude@sanofi.com

Sally Bain | + 1 617 834 6026 | sally.bain@sanofi.com

Kate Conway | + 1 508 364 4931 | kate.conway@sanofi.com

Investor Relations

Eva Schaefer-Jansen | + 33 7 86 80 56 39 | eva.schaefer-jansen@sanofi.com

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Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Corentine Driancourt | + 33 6 40 56 92 21 | corentine.driancourt@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Priya Nanduri | +1 617 764 6418 | priya.nanduri@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Innate Pharma

Media – Arthur Rouillé | +33 1 44 71 00 15 | innate@newcap.eu

Investors – Henry Wheeler | +33 (0)4 84 90 32 88 | henry.wheeler@innate-pharma.fr

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2021. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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